
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933


(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
- ☐   Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Shaping Games Inc.

Legal status of issuer
> *Form*
> Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> August 27, 2018

Physical address of issuer
347 5th Avenue, Suite 1402, New York, NY 10016

Website of issuer
www.vreo.io

Name of intermediary through which the Offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
6.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2.0% of the Securities being issued in this Offering

Name of qualified third party "Escrow Agent" which the Offering will utilize
PrimeTrust LLC

Type of security offered
DPAs (Debt Payable by Assets)

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other: At the discretion of the Intermediary.

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
March 1, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end (December 31, 2017)	Prior fiscal year-end (December 31, 2016)
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, and Wyoming.

December 21, 2018

FORM C

Up to $1,070,000.00

Shaping Games Inc.



DPAs (Debt Payable by Assets)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Shaping Games Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in DPAs (Debt Payable by Assets) of the Company (the "Securities"). Investors in Securities are referred to herein as "Investors." The Company intends to raise at least $50,000.00 and up to $1,070,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $50.00 per Investor (which may be waived by the Company, in its sole and absolute discretion subject to the Intermediary's terms of service). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Portal LLC dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive 2% of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$50.00	$3.00	$47.00
Aggregate Minimum Offering Amount	$50,000.00	$3,000.00	$47,000.00
Aggregate Maximum Offering Amount	$1,070,000.00	$64,200.00	$1,005,800.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   OpenDeal Portal LLC dba "Republic" will receive 2% of the Securities being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.vreo.io no later than 120 days after the end of the company's fiscal year. The Company *may terminate* its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by **1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C is December 21, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1)   The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2)   The Company is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3)   The Company is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4)   The Company is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5)   The Company has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6)   The Company has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER

AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

PRIMETRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

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Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.vreo.io. The Company must continue to comply with the ongoing reporting requirements until:
> (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
> (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
> (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
> (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
> (5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Shaping Games Inc. (the "Company") is a Delaware corporation, formed on August 27, 2018. The Company is currently also conducting business under the name of Vreo.

The Company is located at 347 5th Avenue, Suite 1402, New York, NY 10016.

The Company's website is www.vreo.io.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
We, along with our parent company, Shaping Games AG (collectively, the "Business"), help provide in-game advertising solutions (plugins and a marketplace) for game developers and advertisers. The Business charges a commission for the services provided to clients, the value of such commission being dependent on the success and value of the performance of the advertising campaign.

The Company has developed an ERC-20 compliant token (a "VREO") that will grant certain benefits to its holders, including discounts and other add-on benefits for advertising solutions with the Business.

The Offering

Minimum amount of DPAs (Debt Payable by Assets) being offered	50,000
Total DPAs outstanding after Offering (if minimum amount reached)	50,000*
Maximum amount of DPAs	1,070,000
Total DPAs outstanding after Offering (if maximum amount reached)	1,070,000*
Purchase price per Security	$1.00
Minimum investment amount per investor	$50.00
Offering deadline	March 1, 2019
Use of proceeds	See the description of the use of proceeds on page 27 hereof.
Voting Rights	The Securities do not have voting rights at present or when converted (please see page 34 hereof).

*The total number of DPAs outstanding is subject to increase in an amount equivalent to OpenDeal Portal LLC dba Republic's commission of 2% of the Securities issued in the Offering.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.
We are a startup Company and our business model currently focuses on research, development and market implementation rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately June 2019 assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;
* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
* The rate of progress and cost of development activities;
* The need to respond to technological changes and increased competition;
* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;
* Sales and marketing efforts to bring these new product candidates to market;
* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
* Lack of demand for and market acceptance of our services.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of the State of Delaware on August 27, 2018. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed

operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced by an early-stage company.

We may face potential difficulties in obtaining capital, which could affect the success of our business plan.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our services, which may materially harm our business, financial condition and results of operations.

Our management team has limited experience in our industry and has not managed a business with similar risks and challenges specific to our business.
Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

Our business could be adversely affected if there is a decline in advertising spending.
A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) the increased use of digital video recorders to skip advertisements; (iii) pressure from public interest groups to reduce or eliminate advertising of certain products; (iv) new laws and regulations that prohibit or restrict certain types of advertisements; and (v) natural disasters, extreme weather, acts of terrorism, political uncertainty or hostilities, because there may be uninterrupted news coverage of such events that disrupts regular ad placement. In addition, advertisers' willingness to purchase advertising time from the Company may be adversely affected by a decline in users/customers/audience ratings for our content.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security

vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The development and commercialization of our services is highly competitive.
We face competition with respect to our services. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our services.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Terrorist attacks and threatened attacks have from time to time materially adversely affected the demand for advertising in certain industries and/or countries, impeded business travel and have also resulted in increased safety and security costs for us and the advertising or gaming industry generally.

Safety measures create delays and inconveniences and can, in particular, reduce our competitiveness against surface transportation for certain routes. Additional terrorist attacks, even if not made directly on the advertising or gaming industry, or the fear of such attacks or other hostilities, would likely have a further significant negative impact on the Company and the advertising or gaming industry. Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other advertising or gaming industry risks and also have the potential to interfere with our business by disrupting supply chains and the delivery of products to customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Alfred Steiof (Director and President) and Andreas Schemm (Director and Vice President). The Company has or intends to enter into employment agreements with Alfred Steiof and Andreas Schemm although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of either Alfred Steiof or Andreas Schemm or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Alfred Steiof and Andreas Schemm in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if either Alfred Steiof or Andreas Schemm die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non- income-based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes- Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Regulatory changes or actions may alter the nature of an investment in the Securities or restrict the use of VREO or the operation of the network in a manner that adversely affects an investment in the Securities.

As cryptocurrencies and tokens have grown in popularity and in market size, the U.S. Congress and certain U.S. agencies (e.g., FinCEN, the Securities and Exchange Commission and the Federal Bureau of Investigation) continue to examine the operations of the cryptocurrency and token networks and issuers. Local state regulators such as the California Department of Financial Institutions and the New York State Department of Financial Services have also examined of cryptocurrencies and instituted enforcement proceedings. There is a possibility of future regulatory change altering, perhaps to a material extent, the nature of an investment in the Securities or the ability of the Company to continue to operate. To the extent that cryptocurrencies or tokens are determined to be a security, commodity future or other regulated asset, or to the extent that a U.S. or foreign government or quasi-governmental agency exerts regulatory authority over cryptocurrency or token trading and ownership, trading or ownership in the Securities or VREO may be adversely affected.

To the extent that future regulatory actions or policies limit the ability to exchange cryptocurrencies or utilize them for payments, the demand for cryptocurrency will decrease.

New regulations may make it more difficult to acquire and/or use cryptocurrencies. Furthermore, regulatory actions may limit the ability of end-users to convert cryptocurrencies into fiat currency (e.g., U.S. Dollars) or use cryptocurrencies to pay for goods and services. Such regulatory actions or policies would negatively affect our business and decrease the value of the Securities.

Cryptocurrencies currently face an uncertain regulatory landscape in not only the United States but also in many foreign jurisdictions such as the European Union.

While the German Ministry of Finance has declared Bitcoin to be "Rechnungseinheiten" (a form of private money that is recognized as a unit of account, but not recognized in the same manner as fiat currency), most regulatory bodies have not yet issued official statements regarding intention to regulate or determinations on regulation of other cryptocurrencies. Conversely, regulatory bodies in some countries such as Canada and India have declined to exercise regulatory authority when afforded the opportunity. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect cryptocurrencies, particularly exchanges and service providers that fall within such jurisdictions' regulatory scope. Such laws, regulations or directives may conflict with those of the United States and may negatively impact the acceptance of cryptocurrencies by users, merchants and service providers outside of the United States and may therefore impede the growth of the cryptocurrency economy. We are not able to predict the effect of any future regulatory change on the Company or cryptocurrencies, but such change could be substantial and adverse to the Company or the value of the Securities.

The Company may be deemed a "money transmitter."

To the extent that the activities of the Company cause it to be deemed a "money transmitter" under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, or by any state, the Company may be required to comply with FinCEN and state regulations, including those that would mandate the Company to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records. Such additional regulatory obligations may cause the Company to incur extraordinary expenses or reduce efficiencies necessary for the visibility of VREO, possibly affecting an investment in the Securities in a material and adverse manner.

Changes in government regulation could adversely impact our business.

The video game industry is subject to extensive legislation and regulation at the federal and state levels. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the U.S. Federal Communications Commission ("FCC") and/or Congress may attempt to change the classification of or change the way we are regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Changes in government regulation could adversely impact our business.
The cable/media/television/internet/entertainment industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, our in-game advertisement services might also be subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our in-game advertising services are regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Net neutrality could have an adverse impact on our business and results of operations.
On 26 February 2015, the United States FCC ruled in favor of net neutrality by reclassifying Internet broadband access as a telecommunications service and thus applying Title II (common carrier) of the Communications Act of 1934 to Internet service providers. This classification added onerous regulation on the use and access of the internet, including our in-game advertising services. Therefore the FCC ruling and its consequences adversely affect our business and results of operations.

We derive substantial revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.
Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. In particular, advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty, fashion and retail and food, account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing

agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Risks Related to the Securities

There is no guarantee that the Security will be paid back in VREO.
Per the terms of the DPA, if the Company cannot produce VREO, the only means to pay back the debt is in cash. As the VREO may be considered securities, there is a substantial risk to there being regulatory risks that prevent the acquisition or distribution of VREO. While the Company believes any VREO used to fulfill its debt obligations would be considered non-securities assets, and therefore freely tradeable on the open market, there is a risk that regulators may deem VREO securities, therefore substantially limiting their liquidity and therefore the Company's ability to fulfill the terms of the DPA with them.

If the Securities are paid back in VREO, it is unclear whether or not the VREO will be freely tradable.
At the moment, there is no definitive regulatory position on whether blockchain tokens are securities or utility devices. While the Company believes any VREO used to fulfill its debt obligations would be considered non-securities assets, and therefore freely tradeable on the open market, there is a risk that regulators may deem the VREO securities, therefore substantially limiting their liquidity.

Current and future legislation, CFTC and SEC rulemaking and other regulatory developments may impact the manner in which digital tokens, such as VREO are treated for classification and clearing purposes.
In particular, VREO may not be excluded from the definition of "commodity future" or "security" by such future CFTC and SEC rulemaking, respectively. As of the date of this Form C, the Company is not aware of any rules that have been proposed to regulate digital tokens as commodity futures or securities. The Company cannot be certain as to how future regulatory developments will impact the treatment of VREO under the law. Such additional regulations may result in additional expenses of the Company thereby

materially and adversely impacting the Securities and VREO. The Company is aware that the SEC has determined that certain digital tokens can be considered securities, meaning the sale, transfer and use of them may be substantially limited and present regulatory risks and burdens to both the Company as well as to any Investor of Securities that is repaid in VREO instead of cash.

Regulatory risks associated with the issuer's operation, with the potential treatment of digital assets as securities, and with unforeseen legal restrictions on debt repayments using digital assets as a novel legal construct.
The offering is a debt offering by a non-investment service company under Regulation Crowdfunding. However, there is a regulatory risk associated with (i) the offering registration and exemption eligibility; (ii) redistribution of any assets that constitute "securities"; (iii) any activities that are deemed investment activities, investment advisory activities, and/or brokering or dealing activities by the issuer. Operating and legal expenses incurred by the issuer to address, challenge and resolve any unfavorable regulatory position may be substantial and may result in the issuer's insolvency.

Digital tokens and currencies may or may not meet the definition of "securities" under US securities law depending on specific facts pertaining to the relevant blockchain project and token uses. There is a risk that the token assets useable to repay the debt obligations under the terms of the offering constitutes securities, in which case the issuer and its affiliates and partners may be restricted or even prohibited from delivering or facilitating the relevant token repayments. Investors and lenders should carefully consult regulatory guidelines on crypto-currencies and crypto investing prior to participating in this offering.

The DPAs (Debt Payable by Assets) will not be freely tradable under federal law until one year from the initial purchase date. Although the DPAs may be tradable under federal securities law, state securities regulations may apply and each Investor should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the DPAs. Because the DPAs have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the DPAs have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF and applicable state law. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the DPAs may also adversely affect the price that you might be able to obtain for the DPAs in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

There is no guarantee of an Investor receiving a return on his or her investment.
There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by an affiliate of the Company.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these

owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company may not be able to competently provide the services it has contracted with its parent company to provide.
The Company has a limited operating history and is providing novel and untested Services to its parent company as well as other companies that contract for its services. If the company is unable to provide the Services it provides competently or proficiently, the Company may lose its contracts and therefore its source of income.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to limit individual investors commitment amount based on the Company's determination of an Investor's sophistication.
The Company may prevent Investors from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

Investor is not an owner of the Company and has no decision-making rights or vote.
You are not entitled, as a holder of the Securities, to vote or receive dividends or be deemed the holder of capital stock for any purpose, nor will you have any of the rights of a stockholder or member of the Company, as applicable, or any right to vote for the election of directors or upon any matter submitted to stockholders or members, as applicable, at any meeting thereof, or to give or withhold consent to any Company action or to receive notice of meetings, or to receive subscription rights. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company. Furthermore, you will not have any rights to the profits or intellectual property of the Company, and your only claim to the assets of the company are the rights of payment as set forth in the DPA.

The Securities will be effectively subordinate to any of our debt that is secured.
The Securities will be unsecured, unguaranteed obligations of the Company and will be effectively subordinated to any present or future secured debt obligations that we may incur in the future to the extent of the value of the assets securing that debt. Currently the company has no other debt outstanding. The effect of this subordination is that if we are involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any of our secured debt, if any, our assets that secure debt will be available to pay obligations on the Securities only after all debt

under our secured debt, if any, has been paid in full from those assets. Holders of the Securities will participate in any remaining assets ratably with all of our other unsecured and unsubordinated creditors, including trade creditors. We may not have sufficient assets remaining to pay amounts due on any or all of the Securities then outstanding.

You must provide valid network address and other information for VREO distribution or forfeit ability to receive VREO.

In the event the Company elects or is required under the terms of the Securities to make a repayment of the Debt Amount (in part or in full) by VREO, and you fail to provide the Company within fourteen (14) calendar days a network address and other information necessary to facilitate a distribution of digital blockchain tokens, the Company may in its discretion effectuate such repayment in cash and without any interest on such full or partial Debt Amount, without any further obligations. You are responsible for the accuracy of information provided. Providing inaccurate digital key or public address for purposes of VREO transfer often results in irreversible loss, which nonetheless would constitute satisfaction of the Company's debt repayment obligations.

The provisions of the Securities relating to a liquidation event or change of control transactions will not necessarily protect you.

The provisions in the Securities will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving us. These transactions may not involve a "liquidation event" or "change of control" which would trigger these protective provisions. Except in certain circumstances, the Securities will not permit the holders of the Securities to require us to repurchase the Securities in the event of a takeover, recapitalization or similar transaction.

We may not be able to repurchase all of the Securities upon a liquidation event or change of control repurchase event.

Upon the occurrence of events constituting a liquidation event or change of control, we will be required to offer to repurchase the Securities. We may not have sufficient funds to repurchase the Securities in cash at such time or have the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the Securities for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time.

In the event the Securities are repaid in VREO, to the extent that future regulatory actions or policies limit the ability to exchange VREO or utilize them for payments, the demand for VREO will decrease.

New regulations may make it more difficult to acquire and/or use VREO. Furthermore, regulatory actions may limit the ability of end-users to convert VREO into fiat currency (e.g., U.S. Dollars) or use VREO to pay for goods and services. Such regulatory actions or policies would negatively affect our business and decrease the value of the Securities. Therefore, if the Company pays back the Security in VREO, instead of cash, this may prove to be an illiquid and potentially worthless repayment method.

In the event the Securities are repaid in VREO, it may be illegal now, or in the future, to acquire, own, hold, sell or use VREO in one or more countries.

One or more countries may take regulatory actions in the future that severely restricts the right to acquire, own, hold, sell or use VREO or to exchange VREO for fiat currency. Such an action may also result in the restriction of ownership, holding or trading in the Securities. Such a restriction could result in the termination and liquidation of the Company at a time that is disadvantageous to Investors, or may adversely affect an investment in the Company.

We may not be able to generate sufficient cash flow to meet our interest payment obligations on the Securities nor repay the principal.

Our ability to generate sufficient cash flow from operations to make scheduled interest payments on the Securities will depend on our future financial performance, which will be affected by a range of economic, competitive, and business factors, many of which are outside of our control. The Company will be in default if it is unable to pay interest or principal when due, which could force us to discontinue our business. If we do not generate sufficient cash flow from operations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of the agreements governing our indebtedness then outstanding. Our inability to generate sufficient cash flow to satisfy our interest payments on the Securities would severely negatively impact your investment in the Securities.

In the event the company is unable to generate sufficient cash flow or service interest payments, there is a large risk that the company could default on the debt and be unable to repay it, in either cash or VREO. Due to the fees associated with this Offering, at its conclusion, assuming it is successful, the Company will already have less assets than necessary to repay the Securities in full in cash.

Investors who are not interested in a cash repayment should make serious considerations regarding their desire to invest in this Security, as VREO may never be available to you, meaning that a cash return may be your only option.
In the event the Company is unable to issue VREO, or regulatory concerns prevent the ultimate sale and distribution of VREO, the only assets by which the debt instrument utilized in this offering can be paid back with is cash, based on the interest rates described in the agreement. This means, you should only enter this offering if you are willing to accept a return of investment by the Company in the cash assets it has.

The United States tax rules applicable to an investment in the Securities, VREO, and cryptocurrencies generally are uncertain and the tax consequences to an investor of an investment in the Securities could differ from the investor's expectations.
The tax rules applicable to the Securities, specifically if the Security is repaid using VREO instead of cash, VREO, and cryptocurrencies are complex, and no statutory, judicial, or administrative authority directly addresses the characterization of an investment in the Company's securities. The tax consequences to an Investor of the Securities could differ from the Investor's expectations. Investors should consult their own tax advisors.

No tax opinion.
Neither the Company nor counsel to the Company will render any tax opinion or advice with respect to the offering of VREO. Accordingly, each Investor should discuss the tax considerations of an investment in VREO as it relates to him or her with his or her own tax advisor.

Your ability to redeem the Security we are issuing for cash will not provide a full return of capital.
The Security being offered has features which allow investors to redeem it for partial repayment or their principal amount. Investors should not consider this a safe investment because (i) the Company is not obligated to return 100% of principal; and (ii) there can be no guarantee there will be sufficient assets on hand to return funds.

The term of the DPA and all the rights to receive VREO from it, will expire on the three (3) year anniversary of the its issuance.
If the Company is not able to issue VREO within 3 years of the issuance of the debt instrument, it will pay investors back with all remaining cash on hand, with interest due pursuant to the terms of the DPA. This means, Investor's upside is potentially capped at the rate of return described in the DPA. Investors should be willing to accept a hard cap on their possible gain from investment.

The DPA does not accrue cash interest for six (6) months from the date of issuance.
If the Company is able to issue VREO before six (6) months from the date of issuance of the Securities, no

cash interest will accrue. This means that if the company were to liquidate its assets and pay back the DPA you would realize no return on your investment.

If the DPA is repaid in VREO, the price of VREO may be set arbitrarily by the Company.
This means that the value of this DPA relative to the cost of VREO cannot be determined or guaranteed. In the event the DPA is repaid in VREO, the asset interest rate's value cannot be determined at the time the DPA is issued. You should consult the full terms of the DPA and the Company's offering before determining whether it is appropriate for you.

Investor redemption right may cause the Company to become insolvent, although you may not be seeking or receive redemption of the Securities.
Investors have the right to receive of their respective investments amount in cash within the first six (6) months upon request. If a significant number of investors request such redemptions (which may or may not include you) and the Company does not have the adequate amount of cash on hand, the company will be unable to pay such claims and may be forced to refinance, raise additional capital or become insolvent and seek bankruptcy proceedings, in which case you may lose all of your investment.

The Company may use other methods of distribution that might allow other investors to purchase or receive VREO on better terms than you receive under the DPA or that might dilute the value of the VREO.
In addition to the Offering, the Company may also distribute VREO through the following mechanisms, each of which could result in both a decrease in the value of VREO and in certain Investors and other recipients purchasing them on more advantageous terms:

- Additional Direct Sales. In the event that the Company determines that VREO are reasonably treated as non-securities, the Company may sell additional VREO directly.
- Sale of Additional DPAs. The Company may also issue additional DPAs on better terms than the DPA you are purchasing.
- Mining. VREO may also be mined in the future by users who engage in building the network blockchain after it is live.
- Sales and Giveaways to Other Employees. The Company anticipates providing VREO as a form of bonus or compensation to employees, either for free or for a reduced price.
- Giveaways. To encourage use and development of the network, the Company may provide VREO as rewards to users of the network for certain activities; the Company may provide VREO as rewards in circumstances where it believes VREO will not be treated as securities. Some of these sales and distributions may occur at a substantial discount to the amount paid by Investors in the DPAs and/or may result in other terms that are more advantageous to other investors and recipients.

In addition, the Company may sponsor other types of offerings or distributions of VREO in the future, which may further dilute the value of VREO or be offered on more advantageous terms.

The Investors' ability to redeem the Security we are issuing for cash prior to the maturity date may not provide a full return of capital and may cause the insolvency of the Company.
The DPA has features which allow each Investor to redeem it prior to the second anniversary of the issuance date of the Security for partial repayment of approximately of the net proceeds to the Company (after the payment of Intermediary expenses) from the Investor's subscription (the "Early Redemption Right"). Investors should be aware that (i) the Company is not obligated to return one-hundred (100) percent of principal in the event that the Investor chooses to exercise his Early Repayment Right; (ii) there can be no guarantee there will be sufficient assets on hand to return funds despite the use of an escrow account to secure approximately percent of the net proceeds of this Offering and (iii) in the event that the Company requests a Capital Call that an Investor chooses not to opt out of, the Early Repayment Right will be extinguished.

If a significant number of Investors request such redemptions (which may or may not include you) and the Company does not have the adequate amount of cash on hand, the company will be unable to pay such claims and may be forced to refinance, raise additional capital or become insolvent and seek bankruptcy proceedings, in which case you may lose all of your investment.

We may use some or all of the money loaned to us on short notice, which could make it more difficult for us to repay the loan.

The Company has the right to call for the capital held in escrow between the first- and second-year anniversary of the closing of the Offering. This may ultimately result in an accelerated loss in your capital, should you choose to not recall your funds held in escrow before the Company's Capital Call comes into effect. If the escrow is released to the Company, this may result in the use of the cash by the Company and the likelihood of your repayment in cash could be greatly reduced.

The terms of the DPA may hamper the Company's ability to use cash due to the use of an escrow account which will reduce the free cash available to the Company.

The Security being offered has a feature which requires the Company to retain of the net proceeds to the Company of this Offering in an escrow account monitored by Republic. As a substantial amount of the monies raised in this Offering will not be useable by the Company, whether as a surety for other debt or for payments, this term may hurt the Company's operations. As Investors have right to request a return of the net proceeds to the Company from the Investor's subscription, the value of this escrow account may decrease over time. The Company will have the ability to request the release of all funds in the escrow account, after the first anniversary of the issuance of this Security but before the second anniversary of said issuance (the "Capital Call"). However, the Investors will have the ability to opt-out of the Capital Call, resulting in the Company receiving either a substantially reduced amount of capital from the escrow account or none at all, possibly leading to the Company's insolvency or the need to raise more funds.

Regulatory risks associated with the issuer's operation, with the potential treatment of digital assets as securities, and with unforeseen legal restrictions on debt repayments using digital assets is a novel legal construct.

The Offering is an offering of debt securities by a non-investment service company under Regulation Crowdfunding. However, there is a regulatory risk associated with (i) the offering registration and exemption eligibility; (ii) redistribution of any assets that constitute securities; (iii) any activities that are deemed investment activities, investment advisory activities, and/or brokering or dealing activities by the issuer. Operating and legal expenses incurred by the Company to address, challenge and resolve any unfavorable regulatory position may be substantial and may result in the Company's insolvency. Digital tokens and currencies may meet the definition of securities under US securities law depending on specific facts pertaining to the relevant blockchain project and token uses. There is a risk that VREO useable to repay the debt obligations under the terms of the Offering constitutes securities, in which case the Company and its affiliates and partners may be restricted or even prohibited from delivering or facilitating the relevant token repayments. Investors should carefully consult regulatory guidelines on cryptocurrencies and crypto investing prior to participating in this offering.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF

THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

We, along with our parent company, Shaping Games AG (collectively, the "Business"), help provide in-game advertising solutions (plugins and a marketplace) for game developers and advertisers. The Company acts as the U.S. presence for the Business. The Business charges a commission for the services provided to clients, the value of such commission being dependent on the success and value of the performance of the advertising campaign.

Business Plan

The Company provides in-game advertising solutions to clients across a broad range of industries. We operate throughout the U.S. with one common brand and business model designed to enable us to provide clients around the world with the same high level of service. Drawing on a combination of industry expertise, technological capabilities, alliances, and delivery resources, we seek to provide differentiated services that help our clients measurably improve their business performance and create sustainable value for their customers and stakeholders. Our solutions help clients achieve specific business outcomes and enhance shareholder value by defining and executing industry-specific strategies enabled by technology. We bring together our capabilities in business strategy, technology strategy and operations/functional strategy to help small and medium size entities and senior management teams shape and execute their transformation objectives, focusing on issues related to digital disruption, competitiveness, global operating models, and monetization. We provide a range of strategy services focused on areas such as digital technologies; enterprise architecture and applications; finance and enterprise performance; IT; sales and customer service; and sustainability to help improve our client's productivity and performance.

The Business captures data in digital gaming. The token, an ERC-20 compliant token ("VREO"), will play an important role in the Vreo ecosystem. Holders of certain amounts of VREO will be granted perks, discounts, and other rights within the ecosystem. For example, holders of more the 1,000 VREO will be granted discounts on fees owed to the Business, and on costs associated with acquiring the data and insights offered by the Business.

Those who hold certain amounts of VREO gain other add-on benefits. For example, they can store more messages and multiple ads and graphics in their Vreo account. Users would otherwise have to pay to upgrade their storage. Holding VREO also grants discounted access to the market intelligence gathered by Vreo. Advertisers can lock up additional VREOs to ensure that their advertisement is picked first from the pool of advertisements to increase their daily outreach. If numerous advertisers all hold VREOs, advertisements are shown in order by the total number of VREOs locked up. Once the ad campaign is done, the VREOs return to the original holder. Developers and advertisers can also use VREO to promote a game or product to gamers registered with Vreo. Each VREO grants the right to advertise to one Vreo gamer a month. Once used, VREO are locked up for a month; after which, they can be used to create a new promotion.

VREO are designed with reduced velocity in mind, meaning participants in our ecosystem will hold VREO long-term, thus reducing available supply (token velocity is the speed at which transactions take place). Holders of VREO that participate long-term will create less volatility and an increase in actual value.

The total supply of VREO will be determined by how many VREO are sold in the Business' various offerings.

The underlying code of VREO was audited by Solidified Ltd. when the proposed name of the Company's token was MREO. However, due to a naming conflict, the Company changed the name of the token to VREO while maintaining the same underlying code.

The following is an overview of the general token economics of VREO:



vreo
Payout based on scores stored through VIT (payout is increased when using VREO)
Ca. 25% of ad revenue (for US based revenue, it gets allocated to Shaping Games Inc, for international, it gets allocated to Shaping Games AG, the mother company)
Bill generation based on scores stored through VIT (fee is reduced when using VREO)
Analytics Marketplace
Marketplace for ads
Vreo Platform
Install / use Vreo plugin. Use VREO to unlock platform feature.
Choose campaign and upload ads.
Game
In-game ads
Game Developer
Game development
Ads are shown in game
Advertiser
Ca. 75% of ad revenue
Execute payment. Unlock vreo utilites and more by using/locking VREO.
Transparency Tokenization
Blockchain

History of the Business

The Company was founded in August 2018 by Andreas Schemm.

The Company's Products and/or Services

Product / Service	Description	Current Market
In-game Advertising	We offer plugins and a marketplace for game developers and advertisers to advertise campaigns within videogames.	The gaming market consists of hundreds of thousands of developers and over 2 billion gamers.

We are constantly researching and developing new features and additions for our services, which we think might appeal to our customers and for which we do market research in our target markets.

We offer our services via our online website.

Competition

The Company's primary competitors are RapidFire, appnext, AdMob.

Video/gaming content is a highly competitive business in the U.S. and worldwide. Our services generally compete for advertising revenue with other online and mobile outlets, radio programming and print media. Our services also compete for their target audiences with all forms of programming and other media provided to viewers, including broadcast networks, local over-the-air television stations, competitors' pay and basic cable television networks, pay-per-view and video-on-demand services, streaming services, online activities and other forms of news, information and entertainment.

Our most important asset is our management team. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness.

Customer Base

Our customers are game developers as well as advertisers eager to connect with gamers.

Intellectual Property

The Company is not currently dependent on any registered intellectual property.

Governmental/Regulatory Approval and Compliance
The Company is subject to laws and regulations affecting its domestic and international operations in the areas of labor, advertising, digital content, consumer protection, real estate, billing, e-commerce, promotions, quality of services, telecommunications, mobile communications and media, television, intellectual property ownership and infringement, tax, anti-corruption, and cash repatriation restrictions, data privacy requirements, and anti-competition. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Litigation
There are no existing legal suits pending or threatened against the Company.

Other
The Company's principal address is 347 5th Avenue, Suite 1402, New York, NY 10016.

The Company conducts business in the United States of America.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Investors may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$3,000	6.00%	$64,200
Campaign marketing expenses or related reimbursement	12.00%	$6,000	1.50%	$16,050
Estimated Attorney Fees	10.00%	$5,000	0.50%	$5,350
Estimated Accountant/Audi tor Fees	8.00%	$4,000	2.34%	$25,038
General Marketing	30.00%	$15,000	14.02%	$150,014
Research and Development	10.00%	$5,000	11.68%	$124,976
Equipment Purchases	5.00%	$2,500	2.34%	$25,038
Future Wages	17.00%	$8,500	42.06%	$450,042
General Working Capital	2.00%	$1,000	19.56%	$209,292
Total	**100.00%**	**$50,000**	**100.00%**	**$1,070,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds if the research and development of new products as well as intensified marketing efforts is necessary.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers
The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Alfred Steiof

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, President, August 2018 – present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Managing Partner, Enxium GmbH, Frankfurt-Germany (December 2013 – present). Mr. Steiof is responsible for accounting, salaries and taxation of employees.
- Advisory Board Member, Project: Gateway VR Studios GmbH, Frankfurt-Germany (December 2015 – present). Mr. Steiof advises on several corporate matters of the company.

Education
Degree Diplom-Kaufmann (equivalent to Master of Business Administration), University of Cologne, 1989

Name
Andreas Schemm

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Vice President, August 2018 – present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO Project: Gateway VR Studios GmbH, Frankfurt-Germany (January 2016 – present). Responsible for sourcing, hiring and managing employees, contract negotiations, workplace policies, holidays.

Education
University of Applied Sciences entrance qualification, 2011

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently does not have any employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has not issued any Securities.

The Company does not have any debt outstanding.

Ownership

The Company is owned and controlled by a managing entity. The managing entity is Shaping Games AG and is owned and controlled by Alfred Dietrich Steiof, Andreas Schemm and Solid Alpha Invest GmbH.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Shaping Games AG	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
We are a pre-revenue company and our primary expenses consist of legal and administration fees. We do not anticipate generating revenue until Q4 2019.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals: market research, marketing of services, gathering customer feedback, and business development.

Liquidity and Capital Resources
The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $100 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering. The Company may be funded by its parent company, Shaping Games AG, in times of need, but there is no guarantee that such funding will continue to be available.

Capital Expenditures and Other Obligations
Based on the amount raised in this Offering, the Company may make capital expenditures for accounting services and additional office space.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of debt payable by asset ("Securities"). The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 1, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first come, first serve basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Debt Agreement. Investor funds will be held in escrow with PrimeTrust LLC until the Minimum Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the closing of the Offering, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Investors when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Investors. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Minimum Amount is reached, a portion of the funds will be released to the Company upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Debt Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

VREO will not be available to Investors of the Securities distributed in this Offering unless the terms of the Security are met.

The price is the face amount or par value of the Securities. The minimum amount that an Investor may invest in the Offering is $50.00, subject to waiver in the Company's sole discretion. **The Company reserves the right to limit the maximum investment amount of individual investors based on the Company's determination of an investors sophistication.**

The Offering is being made through OpenDeal Portal LLC dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

PRIMETRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees
6.0% of the amount raised

Stock, Warrants and Other Compensation
2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

The following is a summary of the Securities and we request that you please read the Debt Agreement attached hereto as Exhibit D.

Term
The Securities will mature upon the third anniversary of the date of issuance. The Securities are prepayable by the Company in the company's discretion (with no prepayment penalties) or upon demand by the Investor (in which case of the net proceeds to the Company will be repaid in cash in full satisfaction of the debt).

Interest Payment
The Securities are non-amortizing and the entire principal amount and any applicable interest amounts will be due and payable at maturity, unless otherwise prepaid as described and as per the form of Debt Agreement attached hereto.

The Securities will pay interest at a rate of twenty percent (20%) in assets, including digital tokens, or (15%) if the Securities are repaid in cash, as per the terms set forth on the form of Debt Agreement attached hereto.

Escrow Account
Upon the closing of the Offering, of the aggregate net proceeds of the Offering (after deducting for certain of the expenses and fees incurred by the Company or the Intermediary for the benefit of the Company) shall be paid into an escrow account and Company shall grant Intermediary all rights and privileges necessary to manage said escrow account. Intermediary will not spend, transfer, or use the funds in the escrow account for any purpose except in compliance with the terms and conditions of the Debt Agreement.

Maturity Date
In the event that the maturity date of three years is reached without the prior repayment by the Company of its obligations under a DPA with an Investor, each such Investor will be owed, by the Company his or her principal amount, plus an additional fifteen percent (15%), to be paid in USD cash.

Repayment by Tokens
If the Company has ownership or control of VREO in an amount adequate to satisfy its outstanding repayment obligations in full under the Debt Agreement and other Securities contemporaneously issued as part of the same Offering, including any accrued and unpaid interest amounts, the entire principal shall be due and payable to the Investor, together with interest accrued on the entire Debt Amount (said interest also payable in VREO), to be calculated based on the initial undiscounted token price set by the Company or an Affiliate (the "Token Valuation"). If such repayment is made on or prior to the 6-month anniversary of the issuance of the Security, the asset interest amount due and payable to the Investor shall be ten percent (10%) of the investor's principal amount. If such repayment is made during the period commencing after the six (6) month anniversary of the issuance but before maturity date of the Security, the asset interest amount due and payable to the Investor shall be twenty percent (20%) of the investor's principal amount.

Repayment in Cash
The Company may repay the Securities in cash according to the terms of the Debt Agreement provided that (i) if such repayment is made on or prior to the six (6) month anniversary of the issuance of the Security, then the amount due is the full debt amount without any prepayment penalties or interest, and (ii) if such repayment is made during the period commencing after the six (6) month anniversary of the issuance of the Security but before the maturity date of the Security, then the amount due shall be the full debt amount plus interest equal to fifteen percent (15%) of the debt amount.

Prepayment Demand by Investor
The Investor may demand prepayment of the net proceeds of their investment (the "Lender Escrow Amount") any time prior to the second-year anniversary of the issuance of the Security (in which case the Lender Escrow Amount will be removed from the escrow account in full satisfaction of the debt). However, if the Company has exercised the right to conduct a Capital Call (as described below) and the Investor has failed to opt out of the Capital Call, prior to the Investor demanding prepayment, the Investor's right to request such Lender Escrow Amount shall be extinguished.

Capital Call Event
After 12 months but before 24 months of the issuance of the Security, the Company may request all funds be released to the Company from the escrow account as a capital call event (the "Capital Call"). Investor shall have 15 days from the receipt of notice of such intended Capital Call to opt out of such Capital Call and to exercise his or her right of early repayment of the Lender Escrow Amount in the prior paragraph.

Dissolution Event
If a dissolution event occurs before repayment obligations under this DPA have been satisfied in full, to the extent permissible by law, the Investor shall have a right to its pro rata share of any funds remaining in the escrow account. A dissolution event shall include a voluntary termination of the Company's operations, a general assignment for the benefit of the Company's creditors, a change of control of the Company or its an Affiliate with control of the Company, any other liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

Termination
This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the Company satisfying its repayment obligations in full.

Security
The Securities are not secured.

Subordination
The Securities are not subordinate to other indebtedness of the Company at the time of the Offering.

Events of Default
In addition to the standard events of default such the Company's failure to pay principal and/or interest on the Securities, liquidation of the Company and voluntary or involuntary bankruptcy proceedings of the Company, there are no other events of default pursuant to the Securities.

Voting and Control
The Securities will not have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited Investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Issues Specific to Repayment by Tokens: With respect to any partial or full satisfaction of the Debt Amount by VREO, the number of VREO shall be determined based on the Token Valuation. Where possible, the VREO distribution may include fractional VREO. In the event fractional VREO are not available, (i) the Investor will receive one full VREO if the fractional remainder is equal to or in excess of 0.50 VREO or (ii) the Investor will forfeit the value of the fractional VREO if the fractional remainder is less than 0.50 VREO.

In the event the Company elects or is required under the terms of the Debt Agreement to make a repayment of the Investor's principal amount (in part or in full) by VREO, if upon notice, Investor fails to provide to Company within 15 calendar days a network address and other information necessary to facilitate a distribution of digital blockchain tokens, the Company may in its discretion effectuate such repayment in cash and without any interest on such full or partial principal amount, without any further obligations associated thereto and in full satisfaction of such full or partial principal amount. The Investor is responsible for the accuracy of information provided. Providing inaccurate digital key or public address for purposes of VREO transfer often results in irreversible loss, which nonetheless would constitute satisfaction of the Company's debt repayment obligations.

Other Material Terms
The Company has the right to cease operations and distribute funds acquired through the offering, as well

as any other assets of the Company to satisfy and extinguish this debt issued during this offering within the first month from the date of issuance. Investors are not guaranteed a return on their investment.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

Conflicts of Interest
The Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Alfred Steiof
(Signature)

Alfred Steiof
(Name)

President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Alfred Steiof
(Signature)

Alfred Steiof
(Name)

Director
(Title)

12/21/18
(Date)

/s/Andreas Schemm
(Signature)

Andreas Schemm
(Name)

Director
(Title)

12/21/18
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Video Transcript
Exhibit C   Offering Page
Exhibit D   Form of Debt Payable by Assets

EXHIBIT A

Financial Statements

SHAPING GAMES INC.

Unaudited Financial Statements

August 27, 2018 (Inception)



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

November 19, 2018

To: Board of Directors, Shaping Games, Inc.
        Attn: Andreas Schemm

Re: 2018 (inception) Financial Statement Review
        Shaping Games, Inc.

We have reviewed the accompanying financial statements of Shaping Games, Inc. (the "Company"), which comprise the balance sheet(s) as of August 27, 2018 (inception), and the related statements of income, shareholders' equity and cash flows for the inception one-day period thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO


SHAPING GAMES INC.

BALANCE SHEET

As of August 27, 2018

See accompanying Accountant's Review Report and Notes to the Financial Statements

(Unaudited)


ASSETS

Current assets:		
Cash and cash equivalents	$	0
Accounts receivable		0
Inventory		0
Total current assets		0
Total assets	$	0

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities:		
Current liabilities:		
Accounts payable	$	0
Accrued interest		0
Deferred income taxes		0
Total liabilities		0
Long-term debt		0
TOTAL LIABILITIES		0
Stockholders equity:		
Common stock (1,500 shares authorized and 100 shares issued as of August 27, 2018, $1 par value)		100
Additional paid-in-capital		0
Subscription receivable		(100)
Retained earnings		0
Total stockholders equity		0
Total liabilities and stockholders capital	$	0

SHAPING GAMES INC.
STATEMENT OF OPERATIONS
From inception through August 27, 2018
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

Revenues	$	0
Cost of revenues		0
Gross profit (loss)		0
Operating expenses:		
General and administrative		0
Sales and marketing		0
Total operating expenses		0
Operating income		0
Interest expense		0
Pretax income		0
Provision for income taxes		0
Net income	$	0

SHAPING GAMES INC.
STATEMENT OF STOCKHOLDER'S EQUITY
From inception through August 27, 2018
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock	Amount	Additional Paid-in-capital	Subscription Receivable	Retained Earnings	Total Stockholder's Equity (Deficit)
Balance as of inception (August 27, 2018)	0	$ 0	$ 0	$ 0	$ 0	$ 0
Issuance of common stock	100	100	0	(100)	0	0
Net income	0	0	0	0	0	0
Balance as of August 27, 2018	100	$ 100	$ 0	$ (100)	$ 0	$ 0


SHAPING GAMES INC.
STATEMENT OF CASH FLOWS
From inception through August 27, 2018
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)


Cash flows from operating activities

Net income	$	0
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in accounts receivable		0
(Increase) decrease in accounts payable		0
(Increase) decrease in inventory		0
Increase (decrease) in deferred income taxes		0
Increase (decrease) in accrued interest		0
Net cash used in operating activities		0

Cash flows from investing activities

Purchase of property and equipment		0
Net cash used in investing activities		0

Cash flows from financing activities

Issuance of common stock		0
Proceeds from issuance of membership interests		0
Proceeds from issuance of SAFE notes		0
Receipt of proceeds from loans from founders		0
Net cash provided by financing activities		0

Net change in cash and cash equivalents		0
Cash and cash equivalents at beginning of period		0
Cash and cash equivalents at end of period	$	0

Supplemental disclosure of cash flow information

Cash paid for interest	$	0
Cash paid for income taxes		0

SHAPING GAMES INC.
NOTES TO FINANCIAL STATEMENTS
As of August 27, 2018
See accompanying Accountant's Review Report
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

Shaping Games Inc. (which may be referred to as the "Company," "we," "us," or "our") is a subsidiary of Shaping Games AG ("Parent"). The Company was formed to expand the Parent's operations into the United States. The purpose of the Company is to be able to hire staff in the United States, import and sell products, enter into legal agreements with vendors, suppliers, partners, pay invoices and receive investments. The Company uses the VREO platform to connect developers, advertisers, and brands.

The Company incorporated on August 27, 2018 in the State of Delaware and has operations in the United States. The Company is in the process of establishing a presence in the United States. The Company did not begin operations until 2018. The Company is a wholly-owned subsidiary of Shaping Games AG ("Parent") based in New York. The Company did not begin operations until 2018.

As of August 27, 2018, the Company had zero working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7), funds received from its parent company, and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital or if the parent company does not fund the subsidiary, the Company may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of August 27, 2018, the Company is operating as a going concern. See Note 1 and Note 6 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of August 27, 2018, the Company had no of cash on hand.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice

or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of August 27, 2018, the Company had no outstanding accounts receivable.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of August 27, 2018, the Company had not acquired any fixed assets which would be capitalized in accordance with generally accepted accounting principles.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company as of August 27, 2018, as the Company had not yet begun operations. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of August, 27, 2018, the unrecognized tax benefits accrual was zero as the Company had not yet begun operations.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of August 27, 2018, the Company had recognized no sales.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs
The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and

testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019.   We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The income tax returns for 2018 will be filed after the fiscal year has ended on December 31, 2018

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters
Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 5 – EQUITY

Issuance of Common Stock
During 2018, the Company authorized 1,500 shares which represent 100 percent of the equity in the company. Of the total shares authorized, 100 shares were purchased by the founding member at a price of $1.00 per share as of August 27, 2018. The subscription proceeds of $100 remain receivable as of the date of the balance sheet.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company incorporated on August 27, 2018 and has not yet begun operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Notes 1 and 7) and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to 1,070,000 DPAs ("Debt Payable by Assets") for up to $1,070,000. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum.

Management's Evaluation
Management has evaluated subsequent events through November 19, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B
Video Transcript

B2B Video: How we bring value to developers/advertisers

Game developers are constantly struggling with increasing development costs. Since sales alone often cannot match production expenses, developers are in need of alternative revenue sources. Digital advertising is the fastest growing advertising industry, but it is still struggling with many unsolved issues. In-game advertising is perhaps the most promising branch of digital marketing, but especially ad blocking and ad fraud hinder its success. Solving these issues is one of the biggest challenges for advertisers and developers alike.

Vreo offers a unique solution to both problems, providing embedded ads for all platforms - PC, console and mobile. Vreo embeds ads within the player's surroundings, just like billboards in the real world. No more interruption or pop-ups! Also, embedded ads help to prevent ad blocking. This leads to higher acceptance by gamers and monetizes available but unused space in the game environment.

Every user interaction with an ad is being tracked, measured and processed on a blockchain, generating a token value. The decentralized blockchain's immutability and transparency minimizes the risk of ad fraud. Gamers verify that an ad has been seen, acting as nodes on the blockchain. The advertiser therefore only pays for an ad that was actually seen! Vreo makes sure that all participants can equally share the advertising revenue.

For quality assessment, Vreo considers parameters like ad duration, screen size and placement on the screen. The Vreo marketplace automatically finds the best match for every ad campaign in order to promote ads that are of interest to the gamer. MeritCoin, the token of Vreo's marketplace, allows for access to market intelligence, voting mechanisms for gamers on upcoming features, and reduction of transaction fees in Vreo's ecosystem.

Vreo will make both gaming and advertising fairer and more transparent for everyone involved.

Join our community at https://t.me/vreoio or learn more at https://ico.vreo.io/

EXHIBIT C

Offering Page

 

Company Name	Vreo
Logo	
Headline	A new way to present, measure & monetize ads in games, secured using blockchain
Cover photo	

**Hero
Image**



Tags   Digital Media, Tech, Blockchain, Gaming

**Pitch
text**

⌀ DEAL HIGHLIGHTS

- Vreo is changing how the gaming entertainment industry is monetized with embedded advertising
- The VREO Token grants access to developers to use Vreo products, and receive discounts and preferential treatment on in-game ads.
- Eliminating the $19B problem of advertising fraud through blockchain technology
- Gaming is the biggest entertainment industry at $122B
- Already have potential gamers reach and advertisement budget through signed partners
- Released plugin for top gaming development engines (Unreal and Unity) and will start a closed beta in Q1 of 2019
- Taking on advertising in the PC, VR,console, and mobile games markets
- Diverse, international and proficient team with a strong gaming background (brought LaserTag into the German market and running a company with up to EUR 500 million in yearly revenue)

Problems With Current Advertising

Some of the problems (and our solutions) with the current
state of digital advertising

AD FRAUD

Up to **12.5 billion USD** were lost due to so-called
invalid traffic, 50% of that being on mobile. Writing
ad data into an encrypted blockchain guarantees
the absence of manipu- lation, pairing view data
with digital profiles also reduces risk of bots

AD BLOCKING

Up to **25 billion USD** could be lost in 2020 due to ad
blocking. Embedding ads directly into the
surroundings, not interrupting the experience with
popups, eliminates that risk

USER BACKLASH

Nobody wants to get ripped out of the immersion
by pop-ups or other intrusive ad formats.
Embedding ads is the best way to place advertising
according to multiple studies, with acceptance
rates as high as **90%+**

MISSING MARKET CONNECTIONS

The gaming market is lacking market intelligence,
especially for small and independent developers.
Vreo not only provides that, but also connects the
thousands of game studios with brands all around
the world

Vreo is your in-game advertising solution

With Vreo, advertising can be embedded directly into the software to be part of the surroundings without interrupting the
experience. Advertisers can present and deliver ads while the developer generates revenue.

Vreo's cost-per-quality-view algorithm and use of blockchain technology allows a transparent, fair and secure monetization
to cover the increased costs of developments.

Vreo means:
1. no increased financial strain for customers
2. more reach for advertisers
3. a new way for developers to monetize their projects continuously through non-interrupting, embedded ads, shifting
   revenues away from one-time sales and towards steady incomes

And most importantly, produced content will increase in quality and longevity, as happily returning customers provide
more income than those who bail out.

Vreo is good for everyone

Vreo brings all 3 participants— the player, the advertiser, and the developer— of the gaming market together. Its
marketplace approach enables easy access and demanded scalability. The PlugIn integration to graphical engines
eliminates boundaries of devices, and lastly, blockchain technology provides substantial reduction of ad fraud.

The Vreo Proposition

Due to many problems with the current state of advertising, we started the development of a new way to present and deliver ads as well as generate revenue: embed ads directly into the software to be part of the surroundings, not interrupt the experience.



VREO

 Unique decentralized ecosystem which brings all 3 participants of the market together

 Marketplace approach enables easy access and demanded scalability

 PlugIn integration to graphical engines eliminates boundaries of devices

 Substantial reduction of Ad fraud through use of immutable Blockchain and elimination of Adblockers

FOR ADVERTISERS

 Expands advertisement reach paired with geo targeting

 Allows access to a new and major target audience

 Easy to use and fast processes ensures scalability

 Provides strong analytical tools secured through tokenized impressions

FOR DEVELOPERS

 Grants easy access to advertisement campaigns and market intelligence

 Enables way of advertisement which fits the game environment

 Easy and fast processes, no game updates or patches required

 Additional and continuous revenue stream post launch

FOR PLAYERS

 More immersion through embedded advertisement

 No interruptive elements during gameplay

 Incentivized to participate and shape the future of gaming by supporting Developers

 Get higher voting power based on the Scores you gathered while playing

© https://ico.vreo.io 2018



∅ TOKEN ECONOMICS

 We have two different tokens. The one offered in this offering (VREO) can be exchanged publicly and represents what we call "Proof of merit". The other is used by our platform's customers (VIT) to ensure our in-game advertising solution can be made as transparent as possible. The token mechanics are designed with velocity in mind, and incentivizes to hold the VREO long-term, reducing available market supply.We make each view of an advertisement a unique transaction, therefore anyone issuing, placing or actually viewing an advertisement will perform transactions. This ensures the utmost open and transparent level of economic interaction imaginable today.

Token model – dual token



VIEWTOKEN (VIT) – A SYSTEM TOKEN

— Internal platform token
— Every ad impression is tokenized
— Not tradeable on secondary markets



MERITCOIN (VREO) – A UTILITY TOKEN

— VREO can be locked up in a smart contract to gain access to features
— Features include: Reduction of transaction fees, access to market intelligence, voting rights

MeritCoin (VREO) is like a membership access used to access certain benefits from the Vreo marketplace. For example, companies can get a discount on the fees they owe to Vreo if they hold at least a couple of thousands units of VREO. Holding VREO also grants access to more features like our market intelligence, preferential matching and the opportunity to advertise within our marketplace.

Developers and advertisers can also use VREO to promote a game to gamers registered with the Vreo marketplace. Each VREO grants the right to advertise to one Vreo gamer a month. Once used, the tokens are locked up for a month; after that, they can be used to create a new promotion.

Any tokens that are not sold will be burned.

The ViewToken (VIT) can only be attained by Vreo customers, and helps our unique embedded in-game advertising solution remain as transparent as possible. To achieve this goal, we break in-game impressions into fractions if the view is not as favorable as it could be for an advertiser. This solves a big challenge of in-game advertising: the grey area around impressions of doubtful quality.

Game developers and advertisers need to foresee their future expenses and income accurately. Therefore, ViewToken (VIT) will be used as a system token that represents a countable quality ad impression that will be stored immutably on a blockchain. The score represented by VIT will be the basis for the calculation of the price to be paid between the game developer and the advertiser.

Ø LAUNCH PARTNERS

Launch partners will help us reach gamers around the world

Thanks to our vast network of Launch Partners we have already garnered a notable potential reach of gamers across the world and have built a growing advertisement budget.



ACCESS TO A POTENTIAL
GAMERS REACH



ACCESS TO A POTENTIAL
ADVERTISEMENT BUDGET
























Ø PRESS













Ø TESTIMONIALS

Daniel Gäbler, Crenetic Publishing
"This innovation and the easy-to-handle plugin convinced us to use the solution as soon as possible in our games. In times of a steadily growing freetoplay games market VREO has the potential to revolutionize the games advertising market and open up new ways to generate revenue."

Michael Reichert, Sviper
"The biggest benefits we see are the embedded integration of ads as well as the trust&transparency the Vreo solution

provides. We are looking forward to toying around with the possbilities Vreo provides and can't wait to see where the journey takes us!"

Pedro Pereira, eBonus Token
"Embedded in-game advertisement, a concept so simple yet so powerful - Vreo will greatly improve the way games are monetized!"

Playit Show, Xbox One
"We welcome every initiative that benefits both gamers and advertisers. There's a huge amount of potential still untapped in video games, but this solution helps to shrink the gap."

Virágh Márton, PROJECT029
"We wholeheartedly support a solution that enhance gaming experience and help developers retain profitability at the same time."

Sergey Eremenko, O.S.A Game

"The mobile games are full of pop-ups and we are no fans of it. However, a marketplace and a Plug-In from Vreo provides us developers finally a great alternative, which is also widely accepted by our community."

TIMELINE


SUMMER 2016
First funding in summer 2016
LATE 2016 EARLY 2017
R&D of advertising marketplace, first version available 05/2017
SUMMER 2017
MVP state of Vreo plugin reached
Q4 2017
Vreo marketing & launch partner acquisition start
Q1 2018
Successfully undergone due diligence by Iconiq Lab
Q2 2018
Work on market implementation begins
Q3 2018
More launch partners sign up, Vreo attends conferences and events worldwide
Q4 2018
Republic Sale. Preparation for closed Beta with our Launch partners + generating first use cases

TOKEN ALLOCATION



15%
Law, Tax and Strategic

26%
IT + Software Development

17%
Financials and Administration

20%
Marketing and Events

22%
Sales and Business Development

Token issuer Shaping Games AG	**Short / Ticker name** VREO
Total VREO tokens 700.000.000	**VREO tokens reserved for the Token Sale Bounty program** VREO
VREO tokens to be sold via the Token Sale 450.000.000	**Type** ERC20 of Ethereum blockchain
VREO tokens to be provided to the advisors 58.000.000 (with 0 years vesting period)	**Accepted cryptocurrency** Ether (ETH), Bitcoin (BTC)

VREO tokens reserved for the Vreo legal entity 57.000.000 (60% of this will have a vesting period of 2 years and remainning 40% will have no vesting period)	**AML / KYC requirement to participate the Token Sale** Yes
VREO tokens reserved for the Vreo Team members 85.000.000 (with a vesting period of 1 year)	**Price per VREO** $0.05 (equivalent price in Ether will be updated within 24 hours before the Token Sale)

© https://ico.vreo.io 2018

⌀ FOUNDERS & TEAM

Core team

    

ANDREAS SCHEMM
Co-Founder, CEO

ALFRED STEIOF
Co-Founder, Managing Partner

EGOR MALYCHEV
Head of Partnerships

ALI PASHA FOROUGHI
CTO

TINO KÜGLER
Analysis and Algorithms

Andreas Schemm

Co-founder and CEO

Andreas is a co-founder and CEO. Andreas has a rich history in gaming. Andreas founded Gateway VR Studios in 2016, a disruptive solution for Virtual Reality, gaming and digital content in general. Andreas was also responsible for bringing laser tag to Germany with LaserTag GmbH.

Alfred Steiof

Co-founder and Managing Partner

Seasoned entrepreneur with strong focus on sales&acquisition and finance. Founded, managed and exited Ensys AG, a 500million+ revenue business in the energy sector. Alfred has years of experience which he is utilizing to enhance the Vreo experience.

Egor Malychev

Head of Partnerships

Egor is the mind behind the business partnerships, having incredible knowledge in the fields of sales and marketing. Egor has years experience in the line of business working for DHL and Asbis. This expertise is being used to excel Vreo into the future of game advertising. As a business developer, Egor looks forward to developing the future of video games through Vreo.

Ali Pasha Foroughi

CTO

Ali is the CTO, the chief technical officer. Ali has worked with projects like BlueChips and other successful startups, acquiring more than 18 years of experience in the fields of software architecture and development. Ali also has a vast variety of volunteer experience in event and community organizing.

Tino Kügler

Analysis and Algorithms

Tino takes on a significant role within the Vreo team. Tino is the head of accounting and in charge of market research. Tino's role within Vreo is vital when trying to introduce gamers, advertisers, and developers to the best and newest means of excelling performance.

Advertisers



LUKASZ MUSIALSKI
ICONIQ LAB



SAMATER "SAM" LIBAN
Digital Transformation & Blockchain consultant



PROF. DR. PHILIPP SANDNER
Frankfurt School Blockchain Center



VOLKER DRESSEL
Gaming and Marketing Advisor



FRYDERYK OVCARIC
Skillz



JOSEF SALCMAN
CryptoInvest



RALF HEIM
Fincite



KEYNESS CHENG
GM of Global Development in Merculet



BARIŞ ÖZISTEK
CEO of Netmarble



SICOS
Strategic Advisor

Lukasz is a co-founder and Portfolio Director at Iconiq Lab. He worked as an Investment Manager with years of experience in finance, private equity and venture capital after acquiring a BA in Economic Relations and an MS in Finance.

Sam launched his first project in 1999. Today he helps us understand all the aspects of distributed systems like the Blockchain, while his focus is on business models beyond coin speculation.

Head of the Frankfurt School Blockchain Center at the Frankfurt School of Finance & Management. The expertise of **Prof. Dr. Sandner** in particular includes blockchain technology, crypto currencies, digital transformation and entrepreneurship.

Volker Dressel, CEO of MediaPlier, is a real veteran of the gaming industry. He held various management positions in mobile- and online-gaming companies. With his vast knowledge of brand and performance marketing he helped many startups with their roll out.

Josef is a technology-driven multilingual business developer since 12 years, with vast experience in the Distributed Ledger Technology investment space and co-founder of 3 successful startups, including Cryptoinvest.es, the biggest Spanish speaking crypto-network.

Ralf Heim is a German Technology Entrepreneur and Founder of Fincite and Fincite Ventures, who create Asset Management for a connected, digital world. Before Fincite, Ralf lead the business development of a BI/big data company and built analytical systems for companies/central banks.

Fryd is the Director of Business development at Skillz, the leading mobile eSports platform. Prior to Skillz, Fryd lead business development for 8i and Omnivirt, two VR focused companies. Fryd also founded Instapray and was the US General Manager of Social Media Interactive.

Mr. Keyness Cheng is working as GM of Global Development in Merculet, focusing on bridging China and overseas, including mobile apps & blockchain projects. He has 8+ years experiences in global business and successfully brought several China products & apps to overseas as well as establishing a China office and building a local team for the US based platform Taboola, signing 100+ partners in 1 year.

Barış Özistek led the sale of two successful internet companies in the SHR Group, which he joined as CEO in early 2011, to foreign investors. Since 2013, he has been serving as the CEO at Netmarble EMEA. Mr. Özistek is one of the founders and a board member of "StartersHub", the largest venture building program that supports startups in Turkey.

SICOS guides startups through the process of conceiving, planning, and implementing ICOs. SICOS is primarily responsible for connecting Vreo with relevant partners for developing a token sale platform and drafting a workable business model. The SICOS team helped Vreo in compiling token-sale whitepaper, framing the token economic model and other relevant communication documents, with the best practice in place.

Partners



HILL & KNOWLTON
Public Relations



CROC
Blockchain/IT experts



PROKSART
Web Developer and Design



NETPEAK
SEO, PPC Specialist



ICONIQ LAB
Acceleration. Blockchained



IBM
Business partner



SERGEJ STEIN, DLTC
Blockchain experts



WAYRA
Business partner



**THE UNIVERSITY
OF EDINBURGH**

Ø **JOIN US IN SHAPING THE FUTURE OF GAMING!**

Vreo is developing a one stop ecosystem for all 3 major participants to not only simplify and enhance the process of B2B aspects in these industries, but also to involve and reward the gaming community.

Game developers and advertisers should gain easier access and bring value to each other. We also believe that the largest entertainment and advertising industry should take the user base into consideration and let them participate through our unique ecosystem. This can only be achieved by combining the value and needs of all 3 sides to establish a system with mutual benefits for all parties.

Join us in shaping the games of the future!

























Team

	Andreas Schemm	Co-Founder, CEO
	Alfred Steiof	Co-Founder, Managing Partner
	Egor Malychev	Head of Partnerships
	Ali Pasha Foroughi	CTO

Perks

FAQ

EXHIBIT D

Form of Debt Payable by Assets

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE LENDER LIVES OUTSIDE THE UNITED STATES, IT IS THE LENDER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES.

THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY PROSPECTIVE LENDER.

SHAPING GAMES INC.

DPA

DEBT PAYABLE BY ASSETS

SERIES: S-1

THIS CERTIFIES THAT in exchange for a loan by the undersigned lender (the "**Lender**") in the amount of US$[______] (the "**Debt Amount**") made on or about [Date of DPA] (the "**Effective Date**"), to Shaping Games Inc., a Delaware corporation (the "**Company**"), Lender is hereby entitled to repayment, in one or more installments, in USD cash and/or in Tokens, with such interest rate (or no rate at all), as further set forth below.

"**Token**" means an ERC-20 compliant digital token known as "VREO" that (a) the Company (or an Affiliate thereof) issues in a Public Token Offering (defined below), (b) is an asset the ownership and transfer of which is affected through a unique distributed ledger maintained on a peer-to-peer, open source system that the Company (or an Affiliate thereof) primarily develops, and (c) provides the holder of such asset with certain rights, benefits, and discounts for the digital advertising solutions offered on the Company's platform.

"**Interest Amount**" means simple interest, payable one time on the Debt Amount, regardless of the time said Debt Amount has been outstanding.

"**Asset Interest Amount**" means the product of (a) twenty percent (20%) and (b) the Debt Amount.

"**Fiat Interest Amount**" means the product of (a) fifteen percent (15%) and (b) the Debt Amount.

"**Cash Repayment Amount**" means the product of (a) the full Debt Amount plus (b) the Fiat Interest Amount.

"**Escrow Percentage**" means to seventy-five percent (75%).

"Series Debt Amount" means the sum of all Debt Amounts under all outstanding Debt Payable by Assets Series S-1.

See **Section 2** for additional defined terms.

1. ***Repayment of Debt Amount***

    a. **General Repayment Terms.**

        i. ***Maturity Term.*** Upon the third (3rd) anniversary of the Effective Date, (A) if the Debt Amount has not been satisfied or (B) this instrument has not terminated, as provided herein, the Company shall pay to the Lender the Cash Repayment Amount.

        ii. ***Repayment Obligation.*** An Affiliate of the Company may repay the Lender any amounts due under this DPA, however, nothing herein shall relieve the Company of ultimate liability for the repayment of Lender's Debt Amount pursuant to this DPA and where applicable, any Interest Amount, whether Asset Interest Amount or Fiat Interest Amount, due to the Lender per the terms of this DPA.

        iii. ***Requirement to fully satisfy the Debt Amount.*** The Company must make, promptly, any additional payment in USD necessary to the Lender if an Escrow Event (defined below) is insufficient to satisfy this instrument in full pursuant to the terms herein. For example. If the Company was to make an early repayment in cash pursuant to **Section 1(d)(i)**, the Company would be required to make a payment directly to Lender, in addition to the Lender receiving the Lender Escrow Amount, to satisfy this DPA in full.

        iv. ***Termination.*** This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the Company satisfying its repayment obligations in full pursuant to this **Section 1**.

    b. **Token Repayment Terms.** If the Company has ownership or control of Tokens in an amount adequate to satisfy its repayment obligations under this DPA and all other DPAs contemporaneously issued as part of the same offering in full, the Company shall make the Early Token Repayment Amount or the Token Repayment Amount, as specified in **Section 1(b)(i)** or **Section 1(b)(ii)**, respectively.

        i. To the extent that the Company repays the Lender the Debt Amount in Tokens within six (6) months of the Effective Date, the Company shall also, at the same time pay any Interest Amount due to the Lender in Tokens, the interest being equal to the product of (a) 0.5 and the (b) the Asset Interest Amount, together (the **"Early Token Repayment Amount"**).

        ii. To the extent that the Company repays the Lender the Debt Amount in Tokens between the six (6) month and three (3) year anniversary of the Effective Date, the Company shall also, at the same time pay any Interest Amount due to the Lender in Tokens, the interest being equal to the Asset Interest Amount, together (the **"Token Repayment Amount"**).

iii. For debt satisfaction under the terms of this DPA, Tokens shall be valued at the initial undiscounted price set by the Company or an Affiliate for purposes of the Public Token Offering (as defined in **Section 2)** (the "**Token Valuation**"). If payment pursuant hereto is made in Tokens, the Company or its Affiliate shall use commercially reasonable efforts to issue fractional Tokens, if necessary, to repay the Debt Amount (or portion thereof). In the event that the Company or its Affiliate does not issue fractional Tokens, (i) the Lender will receive one full Token if the fractional remainder due to the Lender is equal to or in excess of 0.50 Tokens or (ii) the Lender will forfeit the value of the fractional Tokens if the fractional remainder is less than 0.50 Tokens.

iv. In the event the Company makes a repayment of the Debt Amount by Tokens, if upon notice Lender fails to provide to Company within fifteen (15) calendar days a wallet address, network address or other information repository (a "**Wallet Address**") necessary to facilitate a distribution of Tokens, the Company may in its discretion effectuate such repayment to the bank account listed by Lender's signature on the signature page of this DPA in USD cash and without any interest, without any further obligations associated thereto and in full satisfaction of such full or partial repayment. Lender is solely responsible for the accuracy of information provided to the Company in connection with any repayment hereunder (whether in cash or in Tokens). Lender acknowledges and agrees that providing an inaccurate Wallet Address or a Wallet Address that the Lender does not maintain control of (a "**Faulty Wallet Address**"), for purposes of repayment hereunder will likely result in irreversible loss and the Lender will be solely liable for such loss. The Company will have no further obligation to repay the Lender and the Company will have been deemed to have fully repaid the Debt Amount to the extent the Lender does not receive Tokens due to the Company receiving a Faulty Wallet Address and the Company then sends Tokens to such Faulty Wallet Address.

c. **Early Repayment Right by Lender**. At any time before the second (2) anniversary of this DPA, the Lender may provide written notice to the Company demanding an early repayment of the Debt Amount ("**Early Repayment Notice**"). Within fifteen (15) calendar days of receiving an Early Repayment Notice, the Company must direct the Portal to direct the Escrow Agent (as defined in **Section 2**) to release the Lender Escrow Amount to the Lender in USD cash with no interest due thereon ("**Early Repayment Amount**"). Upon the Company paying (through the release of the Lender Escrow Amount from the Escrow Account) the Early Repayment Amount to the Lender pursuant hereto, the Company's repayment obligations under this DPA shall be fully satisfied. If the Company receives multiple Early Repayment Notices within a fifteen (15) calendar day period, the Company may make payments to all the relevant Lenders on the same day that is no more than fifteen (15) calendar days from the date of the last such notice. For avoidance of doubt, in the event of a successful Capital Call Event, pursuant to **Section 1(e),** *the Lender's right to request Early Repayment will be extinguished.*

d. **Early Repayment in Cash.**

i. Early repayment without interest. At any time before six (6) months from the Effective Date, unless the Company has ownership or control of Tokens in an amount sufficient for early repayment of debt by Tokens in full, the Company may in its discretion satisfy its obligations with respect to any Debt Amount in USD cash, in full, with no interest owed to the Lender;

ii. <u>Early repayment with interest</u>. At any time after the six (6) month anniversary of the Effective Date, unless the Company has ownership or control of Tokens in an amount sufficient for early repayment of debt by Tokens in full, the Company may in its discretion satisfy its obligations with respect to the Debt Amount in USD cash, <u>in full</u>, by paying to the Lender the Cash Repayment Amount.

e. **Capital Call Event**. At any time between the one (1) year anniversary of the Effective Date but before the second (2) anniversary of the Effective Date, the Company may request that the Portal instructs the Escrow Agent to release the Escrow Debt Amount (as defined below) to the Company (the "**Capital Call**"). Such a request shall be submitted to both the Portal and the Lender in writing and shall include a detailed explanation of the good faith need and use for such funds. After receiving notice, the Lender has fifteen (15) days to provide an Early Repayment Notice pursuant to **Section 1(c) to opt-out of the capital call, otherwise the Lender will be deemed to have consented**. The Portal shall release all funds remaining in the Escrow Account, other than the amounts owed to any Lender that has provided a prior Early Repayment Notice, thirty (30) days after the Portal receives the Company's request (a "**Capital Call Event**").

f. **Dissolution Event**. If a Dissolution Event occurs before repayment obligations under this DPA have been satisfied in full, to the extent permissible by law, Lender shall have a right to its pro rata share of any funds remaining in the Escrow Account and not previously paid to any Lender pursuant to such Lender's exercise of its rights under **Section 1(c)**.

2. *Definitions*

"**Affiliate**" means any person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another party. The term "control", "controlled", or "controlling" means the possession, directly or indirectly, of the power to direct the management and policies of a party, whether through the ownership of voting securities, by contract or otherwise.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) a Change of Control (of the Company or of an Affiliate of the Company which has control of the Company), or (iv) any other liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

"**Escrow Account**" means a Federal Deposit Insurance Corporation insured trust account maintained by PrimeTrust LLC, under the supervision of the Portal. The account must be (a) in the Company's name, (b) not subject to any pledges or liens, (c) may not be used to secure any Company financing or other debt, (d) must allow the Portal to review the balance and direct funds as necessary to fulfill the terms of this DPA, (e) and must be opened and maintained in connection with this DPA.

"**Escrow Debt Amount**" means the product of the Escrow Percentage and the Net Debt Amount.

"**Escrow Release Event**" means the earlier of (a) the Company's full payment of the Early Token Repayment Amount or the Token Payment Amount pursuant to **Section 1(b)**, (b) a Capital Call pursuant to **Section 1(e)**, or (c) the second anniversary of the issuance of this DPA.

"**Escrow Refund Event**" means the earlier of (a) the Company's decision to repay the DPA pursuant to **Section 1(d)** or (b) a Dissolution Event pursuant to **Section 1(f)**.

"**Lender Escrow Amount**" means the product of (a) Escrow Debt Amount, and (b) a fraction with (i) a numerator equal to the Debt Amount and (ii) a denominator equal to (a) the Series Debt Amount less (b) any other Lender's Debt Amount from the Series S-1 Offering previously repaid). For the avoidance of doubt, any payment by the Company to another Lender in the Series S-1 Offering will be considered a full repayment and reduction of said Lender's Debt Amount from the Series Debt Amount.

"**Net Debt Amount**" means the difference between the Series Debt Amount and Qualifying Portal Expenses.

"**Partial Escrow Refund Event**" means the Lender's request for repayment pursuant to **Section 1(c)**. For the avoidance of doubt, should every Lender who participated in the DPA offering request repayment pursuant to **Section 1(c)** within a fifteen (15) day period it shall be considered an Escrow Refund Event.

"**Public Token Offering**" means the opening of the Company or an Affiliate's first public sale of its Tokens to be used on an established decentralized blockchain protocol created by the Company or its affiliates. For the avoidance of doubt, a public sale will be considered one in which the existence of the offering is made public and Tokens can be purchased by some or all segments of the general public (e.g., accredited investors or U.S. residents).

"**Portal**" means OpenDeal Portal LLC, a Delaware limited liability company and a SEC-registered entity operating as Republic, a FINRA registered Funding Portal, or a successor entity. In the event of the dissolution of OpenDeal Portal LLC, the Company may appoint a successor if said successor is an independent party who agrees to act as a fiduciary for the Lenders in the Series S-1 offering (the "**Successor Portal**").

"**Qualifying Portal Expenses**" means the sum of all of the expenses related to offerings of Debt Payable by Assets Series S-1 through Portal that the Company pays to the Portal (or entities operating the Portal) including commissions payable to the Portal, credit card fees payable in respect of amounts funded through the Portal, escrow agent transaction fees and the repayment of third-party service providers pre-paid by the Portal (and excluding costs incurred by the Company associated with the Series Debt Amount that are not paid to Portal such as legal costs).

3. *Escrow Account*

Upon the successful issuance of this instrument, the Company shall retain the Escrow Debt Amount in the Escrow Account and grant Portal all rights and privileges necessary to manage said Escrow Account. Portal will not spend, transfer, or use the funds in the Escrow Account for any purpose until the occurrence of the any of the following: (i) an Escrow Release Event, (ii) an Escrow Refund Event, (iii) a Partial Escrow Refund Event, or (iv) a Capital Call Event (each an "**Escrow Event**", and collectively the "**Escrow Events**").

Upon the occurrence of an Escrow Event, the Company shall provide timely notice to the Portal in the form of an "**Escrow Release Notice**", and within thirty (30) calendar days of the Portal receiving an Escrow Release Notice, the Portal shall transfer the funds in the Escrow Account to each and any party entitled to said funds, in accordance with the following instructions:

(i)   <u>All funds to the Company</u>. In the event of an Escrow Release Event, all funds from the Series Debt Amount remaining in the Escrow Account shall be due to the Company, immediately.

(ii)   <u>Some funds to Lender(s)</u>. In the event of a Partial Escrow Refund Event, the Company will provide copies of the Early Repayment Notice(s) to the Portal and the Portal will release the Early Repayment Amount(s) to the relevant Lenders.

(iii)   <u>All remaining funds to Lenders</u>. In the event of an Escrow Refund Event, all funds remaining in the Escrow Account from the Series Debt Amount shall be due to the Lenders pari passu with all other Lenders, based on said Lender's Debt Amount. For the avoidance of doubt, a Lender whose Debt Amount was satisfied by providing an Early Repayment Notice and receiving an Early Repayment Amount will not receive funds from this event.

The Company will be solely responsible for any fees associated with the maintenance of the Escrow Account or the transmission of funds – no maintenance or transmission fees due post the Effective Date will be paid out of the Escrow Account or reduce the Escrow Debt Amount.

4. *Company Representations*

a.   The Company is a validly existing and in good standing under the laws of the state of Texas, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

b.   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when debt is to be issued to the Lender, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws or applicable constituent documents; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

c. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

d. No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate or equivalent approvals; and (ii) any qualifications or filings under applicable securities laws.

e. Except as required by law, the Company agrees (i) not to treat this DPA as debt for tax purposes or for any non-tax purposes and (ii) not to report any payments, deemed payments, or accrued payment obligations on this DPA as a payment of interest or accrual of "original issue discount" (as defined in Section 1273 of the Internal Revenue Code of 1986, as amended) on any tax return of the Company or any of its Affiliates.

f. The Company has the expertise and other resources to develop Tokens or cause an Affiliate to develop Tokens and intends to develop, or cause the development, of Tokens.

g. The Company or a duly authorized agent or Affiliate of the Company shall be solely responsible for the custody and transfer of Tokens to the Investor.

h. The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

i. NEITHER THE COMPANY NOR ANY OF ITS AFFILIATES MAKES ANY WARRANTY WHATSOEVER WITH RESPECT TO THE TOKENS, INCLUDING ANY (I) WARRANTY OF MERCHANTABILITY; (II) WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE; (III) WARRANTY OF TITLE; OR (IV) WARRANTY AGAINST INFRINGEMENT OF INTELLECTUAL PROPERTY RIGHTS OF A THIRD PARTY; WHETHER ARISING BY LAW, COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE OF TRADE, OR OTHERWISE. EXCEPT AS EXPRESSLY SET FORTH HEREIN. LENDER ACKNOWLEDGES THAT IT HAS NOT RELIED UPON ANY REPRESENTATION OR WARRANTY MADE BY THE COMPANY OR ANY OF ITS AFFILIATES, OR ANY OTHER PERSON ON BEHALF OF THE COMPANY OR ANY OF ITS AFFILIATES.

5. *Lender Representations*

   a. The Lender has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Lender, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

   b. The Lender has been advised that this instrument has not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Lender understands that this instrument may not be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

   c. The Lender is entering in this instrument not with a view to, or for resale or otherwise redistribute the same.

   d. The Lender acknowledges, and is entering into this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

   e. The Lender acknowledges that the Lender has received all the information the Lender has requested from the Company and the Lender considers necessary or appropriate for deciding whether to acquire this instrument, and the Lender represents that the Lender has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and to obtain any additional information necessary to verify the accuracy of the information given to the Lender. In deciding to purchase this instrument, the Lender is not relying on the advice or recommendations of the Company or of the Portal and the Lender has made its own independent decision that the purchase of this instrument is suitable and appropriate for the Lender. The Lender understands that no federal or state agency has passed upon the merits or risks in this instrument or made any finding or determination concerning the fairness or advisability of this purchase.

   f. The Lender understands and acknowledges that as a DPA Lender, the Lender shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

   g. The Lender understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and any assets used to satisfy the debt obligations hereunder.

   h. If the Lender is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Lender hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any offer or sale of this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Lender acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument.

i. The Lender understands that this instrument is being offered in a regulation crowdfunding offering with other DPAs, and all participants in the aforementioned offering, together, "Lenders," will have the same rights and obligations.

j. The Lender agrees that except in the case of the Portal's willful misconduct, the Portal shall have no liability to the Lender or any third party for any form of damages (including without limitation, direct, indirect, incidental, special or consequential damages) arising out of or related to the Portal's management of the Escrow Account.

k. The Lender represents that it has full control of their Wallet Address, including all private keys required to transfer Tokens from and otherwise use such address, and has implemented reasonable security measures to protect their Wallet Address from unauthorized access.

l. The Lender acknowledges that neither the Company nor Republic will have access to or control their Wallet Address' private key(s).

m. The Lender understands and expressly accepts that the Tokens have been created and will be delivered to the Lender at the sole risk of the Lender on an "AS IS" and "UNDER DEVELOPMENT" basis. The Lender understands and expressly accepts that the Lender has not relied on any representations or warranties made by the Company outside of this instrument, including, but not limited to, conversations of any kind, whether through oral or electronic communication, or any white paper. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THE LENDER ASSUMES ALL RISK AND LIABILITY FOR THE RESULTS OBTAINED BY THE USE OF ANY TOKENS AND REGARDLESS OF ANY ORAL OR WRITTEN STATEMENTS MADE BY THE COMPANY, BY WAY OF TECHNICAL ADVICE OR OTHERWISE, RELATED TO THE USE OF THE TOKENS.

n. The Lender understands that Lender has no right against the Company or any other person or Affiliate except in the event of the Company's breach of this instrument or intentional fraud. THE COMPANY'S AGGREGATE LIABILITY ARISING OUT OF OR RELATED TO THIS INSTRUMENT, WHETHER ARISING OUT OF OR RELATED TO BREACH OF CONTRACT, TORT OR OTHERWISE, SHALL NOT EXCEED THE TOTAL OF THE AMOUNTS PAID TO THE COMPANY PURSUANT TO THIS INSTRUMENT. NEITHER THE COMPANY NOR ITS REPRESENTATIVES SHALL BE LIABLE FOR CONSEQUENTIAL, INDIRECT, INCIDENTAL, SPECIAL, EXEMPLARY, PUNITIVE OR ENHANCED DAMAGES, LOST PROFITS OR REVENUES OR DIMINUTION IN VALUE, ARISING OUT OF OR RELATING TO ANY BREACH OF THIS INSTRUMENT.

o. The Lender understands that Lender bears sole responsibility for any taxes imposed on the Lender as a result of the matters and transactions the subject of this DPA, and any future acquisition, ownership, use, sale or other disposition of Tokens issued to the Lender pursuant to the terms of this DPA. To the extent permitted by law, the Lender agrees to indemnify, defend and hold the Company or any of its Affiliates, employees or agents (including developers, auditors, contractors or founders) harmless for any claim, liability, assessment or penalty with respect to any taxes (other than any net income taxes of the Company that result from the issuance of Tokens to the Lender) arising or imposed on the Lender's acquisition, use or ownership of Tokens pursuant to this DPA.

6. *Transfer Restrictions*.

The Lender understands and agrees that the Company may place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this DPA (and any Tokens used to repay this DPA), together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws or similar constituent documents, as applicable, any other agreement between the Lender and the Company or any agreement between the Lender and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

7. *Miscellaneous*.

a. Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Lender.

b. The Lender is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of capital stock of the Company for any purpose, nor will anything contained herein be construed to confer on the Lender, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

c. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

d. All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

e. Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, NY. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

f. The parties agree that any arbitration shall be limited to the dispute between the Company and the Lender individually and this DPA only. To the full extent permitted by law, (i) no arbitration shall be joined with any other; (ii) no dispute between the parties is to be arbitrated on a class-action basis or will utilize class action procedures; and (iii) Lender may not bring any dispute in a purported representative capacity on behalf of the general public or any other persons.

g. Notwithstanding the foregoing, the parties agree that the following disputes are not subject to the above provisions concerning informal negotiations and binding arbitration: (i) any disputes seeking to enforce or protect, or concerning the validity of, any of a party's intellectual property rights; (ii) any dispute related to, or arising from, allegations of theft, piracy, invasion of privacy or unauthorized use; and (iii) any claim for injunctive relief.

h. This instrument is not intended to and shall not be construed to give any third party any interest or rights (including, without limitation, any third-party beneficiary rights) with respect to or in connection with any agreement or provision contained herein or contemplated hereby, except as otherwise expressly provided for in this instrument.

i. This instrument constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes any prior agreement or understandings among them. The rights and obligations of the parties to this instrument will be binding on, and will be of benefit to, each of the parties' successors, assigns, heirs and estates.

j. All notices under this instrument will be sent via email or through the Platform that facilitated the offering of this instrument, notice will be considered effective when sent. The Company may post updates on its website as a courtesy to Lenders, but is not required to, nor will updates posted exclusively on the Company's website be considered effective notice unless each Lender is directed to said website via email or through the platform that facilitated the offering of this instrument. Once a party has provided notice, the other party will have fifteen (15) calendar days to respond if there is an *actionable event* (for example requesting a cash remittance under **Section 1(c)**). It is the Lender's sole responsibility to keep the Company informed of any changes in Lender's email address or any transfers of ownership of this instrument.

k. In no event shall any stockholder, officer, director or employee of the Company be liable for any amounts due or payable pursuant to this instrument.

l. The Company shall not be liable or responsible to the Lender, nor be deemed to have defaulted under or breached this instrument, for any failure or delay in fulfilling or performing any term of this instrument, when and to the extent such failure or delay is caused by or results from acts beyond the affected party's reasonable control, including, without limitation: (i) acts of God; (ii) flood, fire, earthquake or explosion; (iii) war, invasion, hostilities (whether war is declared or not), terrorist threats or acts, or other civil unrest; (iv) laws or (v) action by any Governmental Authority.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

SHAPING GAMES INC.

By: _____

Name:_____

Address:_____

Email:_____

LENDER

By: _____

Name:_____

Email:_____

Wire Information / ACH Information: